Momentous Entertainment Group, Inc.

PO Box 861

Sugar Land TX 77487-0861

Telephone: (800) 314-8912

September 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Momentous Entertainment Group, Inc.

Request for Withdrawal of Registration Statement on Form S-1 filed on September 9, 2016 (File No. 333-213564)

Ladies and Gentlemen:

On September 9, 2016, Momentous Entertainment Group, Inc., a Nevada corporation (the “Company”), filed a Registration Statement on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consents to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1  filed with the Commission on September 9, 2016, as amended on October 14, 2016, together with all exhibits thereto.  No securities have been issued or sold under the Registration Statement.  The Registration Statement has not been declared effective by the Commission.

The Company is requesting withdrawal of the Registration Statement because there is no longer a present intention to request the effectiveness of, or offer any securities under, the Registration Statement.

The Company also respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact Frank J. Hariton, Attorney-at-Law, at (914) 674-4373.

Sincerely,

/s/ Kurt E Neubauer
Kurt E Neubauer
Chief Executive Officer

cc: Frank J. Hariton